UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Arrival

(Name of Issuer)

Ordinary Shares, accounting value per share

(Title of Class of Securities)

L0423Q108

(CUSIP Number)

Csaba Horváth

Kinetik S.à r.l.

60A, rue des Bruyères, L-1274 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0423Q108	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Kinetik S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,273,380
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,273,380
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,273,380
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.66%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons. Csaba Horváth
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hungary

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,273,380
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,273,380
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,273,380
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.66%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. L0423Q108	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. The Kinetik Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,273,380
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,273,380
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,273,380
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.66%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	Page 5 of 8 Pages

This Amendment No. 13 to the joint statement on Schedule 13D with respect to the ordinary shares, accounting value per share (the “Ordinary Shares”), of Arrival, a joint stock company governed by the laws of the Grand Duchy of Luxembourg (the “Issuer”), filed by the Reporting Persons (as defined below) on March 24, 2021, as amended by Amendment No. 1 to Schedule 13D filed on June 7, 2021, as amended by Amendment No. 2 to Schedule 13D filed on April 11, 2022, as amended by Amendment No. 3 to Schedule 13D filed on July 1, 2022, as amended by Amendment No. 4 to Schedule 13D filed on September 2, 2022, as amended by Amendment No. 5 to Schedule 13D filed on November 14, 2022, as amended by Amendment No. 6 to Schedule 13D filed on November 23, 2022, as amended by Amendment No. 7 to Schedule 13D filed on December 19, 2022, as amended by Amendment No. 8 to Schedule 13D filed on December 22, 2022, as amended by Amendment No. 9 to Schedule 13D filed on February 3, 2023, as amended by Amendment No. 10 to Schedule 13D filed on February 23, 2023, as amended by Amendment No. 11 to Schedule 13D filed on March 20, 2023 and as amended by Amendment No. 12 to Schedule 13D filed on March 31, 2023 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows (with capitalized terms used but not defined herein having the respective meanings given to them in the Schedule 13D):

1. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 15,262,180 Ordinary Shares outstanding as of April 14, 2023, as reported in the Issuer’s Form 6-K, as amended, filed pursuant to Rule 13a-16 or 15d-16 on April 13, 2023. Such number of Ordinary Shares outstanding reflects the 1-for-50 reverse stock split that was effected by the Issuer on April 14, 2023 (the “Reverse Stock Split”). All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of April 18, 2023, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

Each of Kinetik, Mr. Horváth and the Foundation beneficially owns 7,273,380 Ordinary Shares, or approximately 47.66% of the outstanding Ordinary Shares and the Reporting Persons beneficially own, in the aggregate, 7,273,380 Ordinary Shares, or approximately 47.66% of the outstanding Ordinary Shares. Mr. Horváth disclaims beneficial ownership of the Ordinary Shares held by Kinetik, except to the extent of his pecuniary interest therein.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than Kinetik as set forth in the table below, effected any transaction in the Ordinary Shares since March 29, 2023. All of the numbers of shares sold, and the corresponding sale price per share, included in the table below are reported on a post-Reverse Stock Split basis.

CUSIP No. L0423Q108	Page 6 of 8 Pages

Date of Sale	Shares Sold (#)	Sale Price per Share ($)
3/30/2023	14,000	$6.89	[1]
3/31/2023	18,000	$6.57	[2]
4/3/2023	12,000	$6.54	[3]
4/4/2023	12,977	$6.54	[4]
4/5/2023	14,000	$5.995	[5]
4/6/2023	11,000	$6.06	[6]
4/10/2023	16,000	$7.62	[7]
4/11/2023	20,000	$6.02	[8]

[1]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.775 to $6.99 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[2]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.50 to $6.695 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[3]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.50 to $6.65 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[4]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.425 to $6.74 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[5]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.975 to $6.05 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[6]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.00 to $6.13 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[7]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.805 to $8.095 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[8]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.00 to $6.465 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 7 of 8 Pages

4/12/2023	24,000	$5.64	[9]
4/13/2023	20,000	$5.535	[10]
4/14/2023	30,000	$4.4375	[11]
4/17/2023	10,000	$4.0555	[12]
4/18/2023	10,000	$4.0040	[13]

The sale prices do not reflect brokerage commissions paid. The above listed sales were conducted in the ordinary course of business on the open market for cash.

2. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

* * *

[9]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.50 to $5.935 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[10]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.50 to $5.675 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[11]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.30 to $4.54 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[12]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.77 to $4.215 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[13]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.885 to $4.27 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 19, 2023

KINETIK S.À R.L.

By:	/s/ Csaba Horváth
Name: Csaba Horváth
Title: Manager

/s/ Csaba Horváth
Name: Csaba Horváth

THE KINETIK FOUNDATION

By:	/s/ Gavin Ferguson
Name: Gavin Ferguson
Title: Councillor

FB Family Office Limited, Councillor

By:	/s/ Gavin Ferguson
Name: Gavin Ferguson
Title: Director

By:	/s/ Tess Bisson
Name: Tess Bisson
Title: Director